May 26, 2009

David L. Orlic
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: BellaVista Capital, Inc., Preliminary Proxy Statement on Schedule 14A, Filed May 12, 2009 and 14a-12 Soliciting Materials filed May 12, 2009, File No. 000-30507

Dear Mr. Orlic:

Thank you for your letter dated May 21, 2009, regarding our recent PREN14A. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We have filed a Schedule 13D incorporating our intent into that filing as well.

2.	We have now included the nominees as filing persons.

3.	We have included the approximate mailing date.

4.	We have revised to indicate that we will make sure that shareholders are notified of the date of the special meeting

5.	We have made the requested revision.

6.
We are soliciting proxies to act on the shareholders’ behalf at the next shareholder meeting, which we expect will be the special meeting.  However, if for whatever reason the next annual meeting occurs before the special meeting, the proxies may be used at that meeting instead, but not at more than one meeting.

7.	We have clarified that this is a separate proposal.

8.	We have clarified the reference to the table.

9.	We have expanded the disclosure as we indicated to you that we would.

10.	We have deleted the knowledge qualifiers.

11.	We have added information on purchases in the previous 2 years.

12.
We are soliciting the shareholders’ proxies to demand a special meeting.  The demand is not a written consent.  Thus, the first form of proxy is a grant of authority by the shareholder to MPF to act on that shareholder’s behalf in order to make the demand for a special meeting.

13.	We have added an instruction that shareholders may strike through any nominee to withhold authority to vote for the nominee.

14.
We believe that all of the statements we made in our soliciting materials filed under Rule 14a-12 were neither false nor misleading under Rule 14a-9.  With respect to your bullet points, we provide the following response:

•
Investors bought shares for $10 per share, and the Company estimates the shares are now worth $2.73 per share. We believe there is a reasonable basis in fact to support the fact that a change from $10 to $2.73 is both a “catastrophic destruction of value” and a “plunge in value.”

•	Again, the decline from $10 to $2.73 is a loss of 73% of initial value, and this value is no longer there—it is “squandered” or “wasted” or “lost.”

•
According to the Company’s filings, the expenses for 2008 were $1,484,259 (2007 expenses were $1,500,379).  The proposed annual fee MPF would charge is $833,905, which is 44% less than the 2008 figure.  We rounded down so as to not be misleading.  In terms of the guarantee, we can guarantee this because we are responsible for all expenses in excess of our fee.

•
As stated elsewhere in the materials, MPF has never failed to return an investment fund’s original capital to investors by the time the fund is liquidated.  This is what we were referring to when we called MPF a “proven winner,” which we believe from the context was clear.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from us a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require us to make statements that might prejudice our right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  Thank you.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com